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                                                                      EXHIBIT 20
                           [BW/IP, Inc. Letterhead]

                                                                    May 11, 1994

Dear Stockholder:

         We are pleased to inform you that yesterday, May 10, 1994, the Company's stockholders, at their Annual Meeting, agreed to (a) change the Company's corporate name from "BWIP Holding, Inc." to "BW/IP, Inc." and (b) convert the Company's two-class common stock structure to a one-class common stock structure. These changes became effective today upon filing the Company's Third Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. As a result, each share of Class A Common Stock of BWIP Holding, Inc. previously outstanding is now deemed to be one share of Common Stock of BW/IP, Inc. The Common Stock continues to be quoted through the NASDAQ National Market System under the symbol "BWIP."

         We have prepared stock certificates reflecting the Company's new name and the new designation for the Company's common stock. Accordingly, you should exchange your current stock certificate(s) representing shares of "Class A Common Stock" of "BWIP Holding, Inc." for replacement certificates representing a like amount of shares of "Common Stock" of "BW/IP, Inc." To do so, simply return your current stock certificate(s) via certified mail, return receipt requested, in the enclosed non-postage paid envelope, which is addressed to Bank One, the Company's transfer agent. Bank One will promptly send new stock certificate(s) to you. Please note that you will continue to own the same number of shares of "Common Stock" as you did of "Class A Common Stock" and that the replacement stock certificate(s) will be issued in the same name(s) as shown on your current stock certificate(s).

         We strongly encourage you to send your stock certificate(s) to Bank One today for exchange to eliminate any possible confusion in the future upon transfer of your shares.

         Please contact Monica Dill at Bank One, 1-800-695-2370, if you have any questions with respect to the exchange of your shares. Thank you for your continued support of the Company.

                                          Very truly yours,

                                          /s/ Peter C. Valli

                                          Peter C. Valli
                                          Chairman and
                                            Chief Executive Officer